

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 12, 2013

Via E-mail
Mark H. Collin
Chief Financial Officer
Unitil Corporation
6 Liberty Lane West
Hampton, NH 03842

> **Re:** **Unitil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 1, 2012**
> **File No. 001-08858**

Dear Mr. Collin:

We have reviewed your response dated January 15, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 3: Long-Term Debt, Credit Arrangements, Leases and Guarantees, page 62

Credit Arrangements, page 65

1. We note your response to comment 2 in our letter dated January 10, 2013, and have reviewed the contract you provided. It is our understanding that you transfer title and risk of ownership of the natural gas sold in conjunction with this asset management agreement at contract onset to the asset manager and do not have the ability to call on that inventory during a contractually specified period of the year. Accordingly, we object to the presentation of these amounts representing natural gas volumes due to or callable by you at certain points during the contract term from the asset manager as inventory for this

contract as well as other contracts you have executed that share similar terms. Please revise.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief